Exhibit 4.24

Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [***] indicates that information has been omitted.

CONVERSION LABS, INC.

CONFIDENTIAL EMPLOYMENT TERM SHEET

Set forth below is an outline of the compensation terms by which the undersigned parties agree to abide by when entering into an Employment Agreement with Ryan Norton prior to December 1st 2020.

Employee Name:	Ryan Norton

Position:	Call Center Administrator

Base Salary:	$[***] from Conversion Labs, Inc.

Equity Compensation:	Pursuant to the options plan, which goes into effect September 2020: - 2,000 options @ upon the one-year anniversary of this Agreement - 5,000 options @ upon the two-year anniversary of this Agreement

Employee Benefits:	Participation in the employee benefit plans (health, dental and vision) made available after 30-day probation period.

Start Date:	December 1st 2020

Confidentiality:

During the Employee’s employment with the Company and its subsidiaries and thereafter, the Employee will not divulge, transmit or otherwise disclose (except as legally compelled by court order), directly or indirectly, any confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or its affiliates or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company and its affiliates, and the Employee will not use, directly or indirectly, any confidential information of the Company and its affiliates for the benefit of anyone other than the Company or its affiliates. All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form) or property relating or belonging to the Company and its affiliates, whether prepared by the Employee or otherwise coming into his possession in the course of the performance of his services, shall be the exclusive property of the Company and shall be delivered to the Company and not retained by the Employee (including, without limitations, any copies thereof) upon termination of employment for any reason whatsoever.

Non-Competition:	While employed by the Company and its subsidiaries and for a period of 18 months thereafter (the “Restricted Period”), the Employee shall not, within any jurisdiction or marketing area in which the Company or any of its affiliates is doing business, directly or indirectly, own, manage, operate, control, consult with, be employed by, participate in the ownership, management, operation or control of, or otherwise render services to or engage in, any business engaged in or competitive with the businesses conducted by the Company and its affiliates. During the Restricted Period, the Employee shall not solicit for business or accept the business of, any person or entity who is, or was at any time within the previous twelve months, a customer of the business conducted by the Company (or potential customer with whom the Company had initiated contact) or its affiliates.

Governing Law:	This term sheet shall be governed by the laws of New York, without regard to principles of conflict of laws.

Binding Effect:	This Term Sheet is binding when agreed to by both parties and shall be used as the basis for a definitive employment agreement.

EXECUTED and AGREED.

Conversion Labs, Inc (“CVLB”)		Ryan Norton (“Employee”)

By:	/s/ Stefan Galluppi	By:	/s/ Ryan Norton
Stefan Galluppi

Title:	CTOO

Date signed: 11/19/20		Date signed: 11/19/20